EXHIBIT 99.1

Hydrogenics Announces Retirement of Chief Financial Officer

Seasoned Executive Marc Beisheim to take Helm May 11, 2018

MISSISSAUGA, Ontario, March 23, 2018 (GLOBE NEWSWIRE) -- Hydrogenics Corporation (NASDAQ:HYGS) (TSX:HYG) (“Hydrogenics” or “the Company”), a leading developer and manufacturer of hydrogen generation and hydrogen-based power modules, today announced that Bob Motz, the Company’s Corporate Secretary and Chief Financial Officer, has decided to retire from Hydrogenics effective May 11, 2018.

The Company also announced that Marc Beisheim has been appointed as Mr. Motz’s successor.  Mr. Beisheim brings over 30 years’ experience to Hydrogenics, including within both the industrial and energy fields.  He is a Chartered Professional Accountant (CPA, CA) who started his career with KPMG and was most recently Chief Financial Officer at The Canadian Press.

“We wish Bob all the success that retirement will bring him and thank him for his many years of service to Hydrogenics,” said Daryl Wilson, Hydrogenics President & Chief Executive Officer. “We are also delighted to welcome Marc to the Hydrogenics family. Marc’s professional acumen, industry expertise, and leadership skills will complement our management team and help position us for our expected future growth trajectory and improving financial performance.”

Mr. Beisheim will join the Company effective Monday, April 9 and assume the role of Corporate Secretary & Chief Financial Officer effective Friday May 11.

About Hydrogenics
Hydrogenics Corporation is a world leader in engineering and building the technologies required to enable the acceleration of a global power shift. Headquartered in Mississauga, Ontario, Hydrogenics provides hydrogen generation, energy storage and hydrogen power modules to its customers and partners around the world. Hydrogenics has manufacturing sites in Germany, Belgium and Canada and service centers in Russia, Europe, the US and Canada.

Hydrogenics Contacts:

Chris Witty
Hydrogenics Investor Relations
(646) 438-9385
cwitty@darrowir.com

Bob Motz, Chief Financial Officer
Hydrogenics Corporation
(905) 361-3660
investors@hydrogenics.com